Brian F. Faulkner
                              A PROFESSIONAL LAW CORPORATION
       27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
              T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                  E: BRIFFAULK@AOL.COM





VIA EDGAR AND MAIL


January 8, 2009


Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20	549

Re:  City Capital Corporation
     File No. 33-5902
     Form 10-KSB for the year ended December 31, 2007
     Form 10-Q's for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008

Dear Mr. Gordon:

     The letter is in response to your letter of November 21, 2008 with regard to the Form 10-KSB for the year ended December 31, 2007, and the Form 10-Q's for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 for City Capital Corporation, a Nevada corporation ("Company"). Each comment in your letter will be addressed below.

     1.  The audited financial statements of St. Clair Superior
Apartment, Inc. and related pro forma financial information as required by Regulation 8-05 of Regulation S-X are contained in a Form 8-K being concurrently filed with the SEC.

     2. During the second quarter of 2008, the Company re-focused its business strategy within the real estate market to aggressively market its credit investor program. This program assists buyers in finding properties for purchase from partnering lenders.

     The Company considers the core line of business during 2008 to be revenues from the real estate renovation and sales and rental revenue. Once the Company's bio-diesel subsidiary, Goshen Energy Inc., is placed into production, bio-diesel revenue will become a core line of business and revenue reclassified appropriately. Any other revenue not associated with the core line of business has been classified as other revenue in 2008. As a result, revenue earned during 2007 has been re-classified to conform to the current presentation in 2008.

     Other revenues for the Company consist of the following:

      - The Company's CEO was contracted with a third party to organize and hold speaking engagements in which the CEO spoke to investors about the Company's credit investor program. The contracted third party provided monthly statements to the Company in which revenue was recorded on the last day of the month for the month earned.

     - During 2007, the Company's subsidiary, Goshen Energy Inc. received a total of $37,704 in royalties from a gas line that was leased out to a third party. The contract with the third party was terminated in the third quarter of 2007. No additional revenue has been generated subsequent to September 30, 2007.

     - Miscellaneous revenue consists of all other revenue not classified as one of the core business of the Company during 2008.

     To ensure that revenue is recognized in the correct period, subsequent cash receipt testing was done at period end. All of the revenue generating items above are not the Company's core business, and therefore, have been reclassified as of September 30, 2008 as other revenue to conform to our 2008 presentation.

     Below is the proposed revenue recognition revision for future fillings:

     Revenue Recognition.

     Revenue for the Company is generated primarily from the commissions earned through the credit-investor relations program and rent revenue from the St. Clair Superior Apartment Complex. The Company assists buyers in finding properties for purchase from partnering lenders. Revenue from commissions are recognized and earned upon the closing of escrow, at which time the Company receives a percentage of the proceeds.

     Rental revenue from the St. Clair Superior Apartment complex is recognized and earned on the straight-line basis over the lease term as it becomes receivable according to the provisions of the lease. Security deposits are taken into income in accordance with the lease contract in the event of default by the tenant.

     Home inventory revenue and related profit are generally recognized at the time of the closing of the sale, when title to and possession of the property are transferred to the buyer.
     Buyers are required to obtain independent financing for purchase of our real estate properties.

     All revenues that are not generated through real estate renovation and sales or rental revenue are classified as other revenue and recognized when the earning process is complete based on the accrual method in accordance with generally accepted accounting principals.

     In the Company's Form 10-Q for the quarter ended September 30, 2008, the Company has re-classified certain revenues in the prior period financial statements to conform to the current position of the Company. The Company has stated its reclassification disclosure in
Note 1 of the Form 10-Q for the quarter ended September 30, 2008.

     Below is the proposed reclassification disclosure for future filings.

     Reclassifications.

     Certain reclassifications, which have no effect on net loss, have been made in the prior period financial statements to conform to the current presentation. Specifically, $70,000 of notes payable with related accrued interest of $3,345 at December 31, 2007 was determined to be long term in nature and reclassified to long term liabilities on the Company's balance sheets. Revenue during the prior period has been reclassified on the Statement of Operations to conform to the current core line of business during 2008. Additionally, the Company reclassified revenue and cost of revenue related to City Capital Rehabilitation which was discontinued in 2007.

     In the Company's Form 10-K for the year ending December 31, 2008, the Company expects to present the following Statement of Operations for the year ended December 31, 2007 as reclassified to conform to our 2008 presentation:

                                               For the Year Ended
                                               December 31, 2007

     Commission revenue                          $     7,705
     Rental revenue                                   35,659
     Other revenue                                   120,083
     Total revenue                               $   163,447

     Other Revenue Reconciliation:

     Goshen royalties                            $    37,704
     Speaking engagements                             55,379
     Miscellaneous revenue                            27,000
      Total                                      $   120,083

                                             For the Quarter Ended
                                              September 30, 2007

     Commission revenue                          $     7,705
     Rental revenue                                       --
     Other revenue                                    69,856
     Total revenue                               $    77,561

     Other Revenue Reconciliation:

     Goshen royalties                            $    37,511
     Speaking engagement                              27,345
     Miscellaneous revenue                             5,000
     Total                                       $    69,856

     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Should you have any additional comments or questions, please feel free to contact me. Thank you for your continued cooperation in this matter.

                                       Sincerely,


                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Ephren W. Taylor II, City Capital Corporation